SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras prices global offering

Rio de Janeiro, September 23 2010 – Petróleo Brasileiro S.A. - Petrobras announced today that it has priced its global offering of 2,293,907,960 common shares, including  common shares in the form of American Depositary Shares (ADSs) and 1,788,515,136 preferred shares, including preferred shares in the form of ADSs (not including any exercise of the underwriters’ over-allotment option).  The common shares are being offered to the public in Brazil at a price of R$29.65 per share, and the preferred shares are being offered to the public in Brazil at a price of R$26.30 per share.  Common shares in the form of ADSs (common ADSs, each common ADS representing two common shares) are being offered to the public internationally at a price of US$34.49 per common ADS, and preferred shares in the form of ADSs (preferred ADSs, each preferred ADS representing two preferred shares) are being offered to the public internationally at a price of US$30.59 per preferred ADS.  The aggregate proceeds of the global offering to Petrobras, after underwriting discounts and commissions (before expenses), will be equivalent to approximately US$67 billion.

The global offering consists of a registered offering in Brazil and an international offering, which includes a registered offering in the United States.  The global offering is scheduled to close on Wednesday, September 29, subject to satisfaction of customary conditions. Further information about the offers is contained in the offering documents.

Existing shareholders of Petrobras were given the right to subscribe for shares in the Brazilian offering on a priority basis.

The common ADSs and the preferred ADSs are listed on The New York Stock Exchange under the symbols PBR and PBRA, respectively.  The ADSs offered in the global offering are expected to be delivered on Wednesday, September 29, in time to settle trades completed on The New York Stock Exchange on Friday, September 24.

The common shares and preferred shares are listed on the São Paulo Stock Exchange under the symbols PETR3 and PETR4, respectively.  The shares offered in the global offering are expected to be delivered on Wednesday, September 29, in time to settle trades completed on the São Paulo Stock Exchange on Monday, September 27.

Petrobras has granted the international underwriters and the Brazilian underwriters options for a period of up to 30 days beginning on September 24, 2010, to purchase an aggregate of up to 187,997,094 additional common and preferred shares, including shares in the form of ADSs, solely to cover over-allotments, if any.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

This communication does not constitute an offer to sell or the solicitation of an offer to buy the securities described, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Petrobras has an effective registration statement on file with the SEC. Copies of the final prospectus supplement for the international offering may be obtained, when available, from Bank of America Merrill Lynch at 1-866-500-5408, Bradesco Securities, Inc. at isabela@bradescosecurities.com, Citigroup Global Markets Inc. at 1-800-831-9146, Itaú Securities collect at 1-212-710-6766, Morgan Stanley & Co. Incorporated at 1-866-718-1649 or Santander Investment Securities at 1-212-350-3649, or by visiting EDGAR on the SEC Web site at www.sec.gov. Before you invest, you should read the prospectus supplement and other documents that Petrobras has filed and will file with the SEC for more complete information about Petrobras and the offering.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.